Ex. 99.28(d)(53)(iv)

Second Amendment

to Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Western Asset Management Company, LLC

This Second Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Western Asset Management Company, LLC, a limited liability company organized in the state of California (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021, wherein the terms of the previous sub-advisory agreement, dated July 31, 2020, were incorporated by reference, and as amended thereafter (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved termination of the Sub-Adviser to provide investment advisory services for the Western Global Macro Strategy sleeve of the JNL Multi-Manager Alternative Fund, effective November 30, 2023 (the “Termination”).

Whereas, pursuant to Board approval of the Termination, the Parties have agreed to amend the Agreement to remove the JNL Multi-Manager Alternative Fund and its corresponding sub-advisory fees, effective November 30, 2023.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated November 30, 2023, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated November 30, 2023, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective November 30, 2023.

Jackson National Asset Management, LLC		Western Asset Management Company, LLC
By:	/s/ Emily J. Bennett	By:	/s/ Karlen Powell
Name:	Emily J. Bennett	Name:	Karlen Powell
Title:	VP and Deputy General Counsel	Title:	Head of Client Service Support

Schedule A

Dated November 30, 2023

Fund
JNL/Western Asset Global Multi-Sector Bond Fund

Schedule B

Dated November 30, 2023

(Compensation)

JNL/Western Asset Global Multi-Sector Bond Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.30%
Over $100 Million	0.20%

A-1